August 21, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (248) 433-4598

Mr. Richard J. Dugas, Jr.
Pulte Homes Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, Michigan 48304

   Re: Pulte Homes Inc.
      Definitive 14A
      Filed April 4, 2007
      File No. 001-09804

Dear Mr. Dugas:

   We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

   If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 13

1. You state on pages 13 and 21 that the Compensation Committee may exercise discretion modifying compensation. Please revise to state whether the Committee actually exercised such discretion and to whom it applied.

Compensation Discussion and Analysis, page 18

2. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Throughout this section and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. From a general standpoint, it appears that the Compensation Committee gives some weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Yet your disclosure also indicates that cash and equity awards are made on what appears to be a discretionary basis but that the Committee considers individual and company performance when determining compensation packages. Your disclosure in these respects lacks sufficient quantitative or qualitative discussion of the analyses underlying the Committee's decisions to make compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. The Compensation Discussion and Analysis should explain and place in context how particular payout levels were determined and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards. Refer to Item 402(b)(1)(v) & (vi) of Regulation S-K.

3. We note that you have not provided a quantitative discussion of all the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation (*e.g.*, the targets related to the senior management annual incentive plan or the targets related to the 2006-2008 performance objectives for the awards granted in 2006 and disclosed in your table on page 27). Please disclose the specific items of company performance and the individual objectives (where relevant) used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the relevant target is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplemental analysis supporting your conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

4. Although you provide a description of how company performance affects annual compensation, we note minimal analysis of the effect individual performance has on compensation awards (*e.g.*, salary, stock options, *etc.*) despite disclosure that

indicates compensation-related decisions are made in connection with non-quantitative achievements. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.

5. We note the disclosure in this section regarding your policy for equity grants but it does not appear that you have addressed the timing of equity awards as it relates to release of material non-public information. Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.

Long- Term Incentive Plan, page 23

6. You discuss the 2004-2006 performance period. Please also provide similar disclosure regarding subsequent performance periods, including a discussion of performance objectives for the non-equity incentive awards for the 2006-2008 performance period disclosed in your table on page 27.

Summary Compensation Table, page 26

7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities among the named executive officers' compensation. For example, we note the disparity between the amount of non-equity incentive plan compensation provided to Messrs. Pulte and Dugas, Jr., as compared to the incentive compensation paid to the other named executive officers. Given this, please provide a more detailed discussion of how and why executive officers' compensation differs from each other. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Potential Payments Upon Termination or Change in Control, page 31

8. Please revise to disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels.

Certain Relationships and Related Transactions, page 34

9. Your disclosure from the third full paragraph until the end of the section is unclear. You state that the Nominating and Governance Committee "has reviewed the following interested transactions," however, it appears that the list of transactions does not include actual transactions but rather guidelines for transactions that will occur in the future and that you deem not necessary to review. Please revise to explain and reconcile this disclosure. Please refer to Item 404(a) and (b) of Regulation S-K.

10. Please revise your disclosure to state whether or not your policies and procedures with respect to transactions with related persons are in writing, and if not, how such policies are evidenced. Refer to Item 404(b) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel